SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
TRW AUTOMOTIVE HOLDINGS CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 per share (Title of Classes of Securities)	87264S (CUSIP Number of Class of Securities (Underlying Common Stock))
David L. Bialosky, Esq.
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150
(734) 855-2600
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A
Form of Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.
EX-99.2

This filing contains (i) the Notice of Annual Meeting of Stockholders and Proxy Statement for the Annual Meeting of Stockholders of TRW Automotive Holdings Corp. (the “Company”) to be held on May 19, 2009 (the “Proxy Statement”), which contains a proposal (the “Proposal”) submitted to the Company’s stockholders to approve an amendment to the Company’s existing equity incentive plan to permit a one-time voluntary stock option exchange program (the “Exchange Program”); and (ii) a communication sent by the Company’s president and chief executive officer to certain of the Company’s employees on April 3, 2009 regarding the Proposal (the “Employee Communication”). The Proxy Statement and Employee Communication do not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Exchange Program will only be commenced, if at all, if stockholders approve the Proposal.
The Company has not commenced the Exchange Program described in the Proxy Statement and Employee Communication and will not do so unless it receives approval from stockholders at the Company’s 2009 Annual Meeting. Even if stockholder approval is obtained, the Company may still decide not to implement the Exchange Program or to delay its implementation. If the program is commenced, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”). Persons eligible to participate in the Exchange Program should read the Tender Offer Statement, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Program. These written materials and other documents filed by the Company with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov or on the Company’s website at http://ir.trw.com/sec.cfm.
Item 12. Exhibits.

Exhibit No.	Document

99.1	Notice of Annual Meeting of Stockholders and Proxy Statement for the 2009 Annual Meeting of Stockholders (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 3, 2009)

99.2	Communication to certain employees, dated April 3, 2009